ACKNOWLEDGMENT BY RSI HOLDINGS, INC.





         In connection with the Solicitation/Recommendation Response on Schedule 14D-9 of RSI Holdings, Inc. filed January 28, 2005 and as it may be amended in subsequent filings (collectively, the "Filings"), and in response to the letter with respect to that initial filing from the Securities and Exchange Commission (the "Commission") dated February 7, 2005, RSI Holdings, Inc. acknowledges that:

     o The filing person is responsible for the adequacy and accuracy of the disclosure in the Filings;

     o Commission staff comments or changes to disclosure in response to Commission staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

     o The filing person may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  February 11, 2005

                               RSI HOLDINGS, INC.


                               By:  /s/ Buck A. Mickel
                                    ----------------------------------------
                                    Buck A. Mickel, President